February 21, 2024

Via EDGAR

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re: Carver Bancorp, Inc.
Form 10-K for Fiscal Year Ended March 31, 2023 File No. 001-13007

Dear Ms. Davis and Mr. Schroeder:

Thank you for your correspondence dated January 26, 2024 related to the Securities and Exchange Commission’s (the “SEC”) review of Carver Bancorp, Inc.’s Form 10-K for March 31, 2023. Our response to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Form 10-K for Fiscal Year Ended March 31, 2023

Lending Activities, page 6

1.
We note the tabular disclosure on page 7 detailing the composition of your loan portfolio. Given the significance of your multifamily real estate loans and commercial real estate loans in your total loan portfolio, please revise future filings to further disaggregate the composition of these loan portfolios, by separately presenting owner and non-owner occupied, by borrower type for commercial real estate loans (e.g., by office, hotel, etc.) and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of these loan portfolios. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Carver Bancorp will revise future filings to further disaggregate the composition of these loan portfolios by separately presenting owner and non-owner occupied status, borrower type for commercial real estate loans and other characteristics material to an investor's understanding of these loan portfolios.

In addition, Carver Bancorp will revise future filings to describe the policies, procedures and actions taken by management in response to the current environment affecting its multifamily and commercial real estate portfolios.

1825 Park Avenue, 12th Floor  New York, NY  10035  Tel: (718) 230-2900 Fax: (212) 426-6213  www.carverbank.com  Member FDIC

Securities and Exchange Commission
Division of Corporate Finance
Office of Finance

Deposits, page 18

2.
We note your disclosure on page 46 that deposits decreased by 4.4% from March 31, 2022 to March 31, 2023 primarily related to a withdrawal by one customer. Please tell us and revise future filings to disclose and quantify any significant concentrations (e.g. by geography or type of depositor) in your deposits to allow investors to better understand the risks, and consider providing a description of how management is managing the risk. Please refer to ASC 275-10-50-16.

The disclosure regarding the decrease in deposits from March 31, 2022 to March 31, 2023 was known by Carver Bank in advance of the relevant transactions. This customer had deposited a very significant deposit during fiscal year 2022 in support of Carver Bank’s mission statement and our reputation for assisting low-income communities. Not unexpectedly, the customer reconsidered having such a large percentage of its liquid assets deposited at one financial institution and, at intervals, notified Carver Bank of upcoming withdrawals. Carver Bank planned for the effect such withdrawals would have on its ability to originate loans by entering into a borrowing agreement with the Federal Home Loan Bank of New York.

As of March 31, 2023, our ten largest bank depositors accounted for, in the aggregate, 12.6% of our total deposits. As a result, a material decrease in the volume of those deposits by a relatively small number of our depositors could reduce our liquidity, in which event it could became necessary for us to replace those deposits with higher-cost deposits or FHLB borrowings, which would adversely affect our net interest income and, therefore, our results of operations.

Carver Bank’s deposit team maintains communications with all customers with significant account balances. Carver Bank’s retail group manages personal and small business accounts and its Institutional Group manages all commercial accounts. The level of communication between the bankers and the customers is significant and ongoing. Both groups review large deposit/withdrawal transactions greater than $250,000 daily to determine customer balance trends.

We will revise future filings to disclose significant deposit concentrations by types of accounts, geographic locality and uninsured versus insured deposits.

* * *

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at christina.maier@carverbank.com or (212) 360-8894 or Marc Levy at mlevy@luselaw.com or (202) 274-2009.

Sincerely,

/s/ Christina L. Maier
Christina L. Maier
Chief Financial Officer

cc: Marc Levy, Esq.